UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is a copy of the press release, dated July 22, 2014, of Box Ships Inc. (the "Company"), announcing the full repayment of the outstanding amount under its loan agreement with Commerzbank AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: July 22, 2014	By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou
Title: Chief Executive Officer

EXHIBIT 1

BOX SHIPS INC. ANNOUNCES FULL REPAYMENT OF ONE OF ITS LOANS

ATHENS, Greece, July 22, 2014 – Box Ships Inc., (NYSE: TEU), or the Company, a global shipping company specializing in the transportation of containers, today announced the full repayment of the outstanding amount under its loan agreement with Commerzbank AG ("Commerzbank"), dated July 29, 2011. The outstanding amount of the loan, as of July 21, 2014, amounted to $21.5 million and the parties agreed to the payment of $15.0 million plus accrued interest, in full and final settlement of the loan. The gain from this transaction is expected to be approximately $6.4 million and will be reflected in the third quarter of 2014.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of the Company, commented: "We are pleased to announce the repayment in full of our loan with Commerzbank, which allows the Company to consider several financing alternatives that will further strengthen our balance sheet and contribute to our free cash flow".

About Box Ships Inc.
Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted-average age of 9.5 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC," respectively.

Contacts
Box Ships Inc.
Robert Perri
+30 210-891-4600
ir@box-ships.com

Allen & Caron Inc.
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300